July 1, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re: Village Farms International, Inc. Registration Statement on Form S-3 (File No. 333-280572) filed on June 28, 2024

Ladies and Gentleman:

Reference is made to the Registration Statement on Form S-3 (File No. 333-280572) filed by Village Farms International, Inc. (the “Company”), on June 28, 2024 (the “Registration Statement”).

Pursuant to Rule 473(c) of the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated onto the facing page of the Registration Statement:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.”

If you have any questions regarding the Registration Statement or would like to discuss any of the above, please do not hesitate to contact the undersigned (Stephen Ruffini, Chief Financial Officer of the Company) at (407) 936-1190 or Chris Bornhorst of Torys LLP at (212) 880-6047.

Very Truly Yours,

/s/ Stephen C. Ruffini
Stephen C. Ruffini
Executive Vice President and Chief Financial Officer

cc:	Christopher R. Bornhorst Esq., Torys LLP